FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 24, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Royal Bank of Scotland Group PLC
24 October 2017

Disposal of shareholdings in Euroclear plc

The Royal Bank of Scotland Group plc ("RBS") announces that its subsidiaries have today entered into an agreement to dispose of RBS' entire shareholdings in Euroclear plc to IntercontinentalExchange Holdings.

The transaction, which was also completed today, involved the sale of 148,349 ordinary shares in Euroclear plc for a total cash consideration of €275 million (approximately £245 million at current exchange rates)*.  KPMG Corporate Finance acted as financial advisers to RBS and Simmons & Simmons acted as legal advisers to RBS on this transaction.

The sale proceeds will be used for general corporate purposes.

The transaction is part of the continued reduction of assets in RBS and is in line with the bank's plan to strengthen its capital position.

The carrying value of the shareholding in Euroclear plc as at 30 June 2017 was approximately £88 million, which represents RWA equivalent of around £220 million.  The transaction is expected to generate a gain of approximately £175 million after associated costs, reserves recycling and before tax, which will be recognised as a gain on strategic disposal in Q4 2017.

For further information, please contact:

RBS Investor Relations
Matt Waymark
Head of Investor Relations
Tel: +44 (0) 20 7672 1758

 * Under the terms of the sale agreement, additional consideration may become payable in certain circumstances if the purchaser either resells Euroclear plc shares acquired pursuant to this transaction or acquires further shares in Euroclear plc, in each case at or above certain agreed pricing thresholds within a specified period following completion.

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those with respect to RBS and its subsidiaries' regulatory capital position, financial position, risk-weighted assets, profitability and financial performance and the implementation of RBS's transformation programme under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements containing words such as "intends", "believes", "expects", "anticipates", "targets", "plans", "will" and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and ability to achieve current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed in, or implied by, the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's 2016 Annual Report and Accounts (ARA) and its interim results for the six-months ended 30 June 2017 and materials filed with, or furnished to, the United States Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date they are made or revised and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90, RR3QWICWWIPCS8A4S074

Date: 24 October 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary